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SECURITIE 05039893 ON

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SEC MAIL RECEIVED PROCESSING MAR - 9 2005 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING America Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anita F. Woods **770-933-3620**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 3/31/2005

3/24

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anita F. Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ING America Equities, Inc., as of 12/31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KAREN K. BLAIR NOTARY EXPIRES GEORGIA MAY 10, 2008 PUBLIC FULTON COUNTY

[signature]
Signature

Chief Financial Officer/ FINOP
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ING America Equities, Inc.
Audited Financial Statements and Supplemental Information
For the year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
ING America Equities, Inc.

We have audited the accompanying statement of financial condition of ING America Equities, Inc. (the "Company," a wholly owned subsidiary of Security Life of Denver Insurance Company, which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING America Equities, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Atlanta, Georgia
February 15, 2005

ING America Equities, Inc.
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	483,300
Due from affiliates, including $1,019 under tax allocation agreement		300,835
Deferred tax asset		14,796
Other assets		10,971
Total assets	$	809,902
Liabilities and stockholder's equity		
Liabilities:		
Commissions and concessions payable		319,929
Due to affiliates, including $103,152 under tax allocation agreement		103,155
Total liabilities		423,084
Stockholder's equity:		
Common stock, par value $1.00 per share; 250,000 shares authorized; 150,000 shares issued and outstanding		150,000
Additional paid-in capital		451,000
Accumulated deficit		(214,182)
Total stockholder's equity		386,818
Total liabilities and stockholder's equity	$	809,902

The accompanying notes are an integral part of these financial statements.

ING America Equities, Inc.
Statement of Operations
Year ended December 31, 2004

Revenues:		
Commissions	$	30,471,351
Distribution fee		703,852
Interest and dividend income		75
Total revenues		31,175,278
Expenses:		
Commissions		30,471,351
Management fees paid to affiliates		93,784
Other operating expenses		610,836
Total expenses		31,175,971
Loss before taxes		(693)
Income tax expense (benefit):		
Current		18,278
Deferred		(14,796)
Total income tax expense		3,482
Net loss	$	(4,175)

The accompanying notes are an integral part of these financial statements.

ING America Equities, Inc.
Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2004	$ 150,000	$ 451,000	$ (210,007)	$ 390,993
Net Loss	-	-	(4,175)	(4,175)
Balance at December 31, 2004	$ 150,000	$ 451,000	$ (214,182)	$ 386,818

The accompanying notes are an integral part of these financial statements.

ING America Equities, Inc.
Statement of Cash Flows
Year ended December 31, 2004

Operating activities		
Net loss	$	(4,175)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred income taxes		(14,796)
Changes in operating assets and liabilities:		
Due from affiliates		(64,103)
Other assets		4,578
Commissions and concessions payable		314,342
Due to affiliates		42,321
Net cash provided by operating activities		278,167
Net increase in cash and cash equivalents		278,167
Cash and cash equivalents at beginning of year		205,133
Cash and cash equivalents at end of year	$	483,300
Supplemental disclosure of cash flow information:		
Cash received during the year for:		
Income taxes	$	86,859

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

ING America Equities, Inc.'s (the "Company") business consists primarily of the wholesale distribution of variable life policies and annuity contracts on behalf of affiliated insurance companies. The Company operates as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Security Life of Denver Insurance Company ("Security Life") and ultimately of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Company's securities transactions are limited to variable annuities. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2004 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Revenue Recognition

Commissions revenue and expense are recognized when the annuity contracts are issued.

The Company is compensated for distribution services through an annual distribution fee. Distribution fee income is recognized as the distribution services are provided.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense (benefit) consists of the following for the year ended December 31, 2004:

Current:		
Federal	$	13,152
State		5,126
		18,278
Deferred:		
Federal		(14,796)
Total	$	3,482

Variations from the federal statutory rate are as follows for the year ended December 31, 2004:

Expected federal income tax benefit at statutory rate of 35%	$	(243)
State income tax expense, net of federal benefit		3,332
Nondeductible expenses		393
Income tax expense	$	3,482

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to nondeductible expenses such as entertainment and meals.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2004. Significant components of the Company's deferred tax asset at December 31, 2004 are as follows:

Deferred tax asset:	
Pension	$ 14,796
Net deferred tax asset	$ 14,796

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Related Party Transactions

The Company distributes variable life policies and annuity contracts issued by Security Life of Denver, ReliaStar Life Insurance Company, and ReliaStar Life Insurance Company of New York, affiliates of the Company. The Company receives all of its commission revenue from the affiliated insurance companies which is passed through to retail broker-dealers as commission payments.

Pursuant to distribution service agreements with affiliated insurance companies, the Company receives compensation from the affiliated companies through an annual distribution fee.

The Company participates in administrative service agreements with affiliated insurance companies for general business, administrative, and management services provided by the affiliated insurance companies to the Company. During 2004, the Company incurred expenses under these contracts of $704,620. All operating expenses other than those allocated under the administrative agreements are paid directly by the Company.

ING AIH allocates a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity. During the year ended December 31, 2004, the Company was charged $93,784 by ING AIH.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital would exceed 10 to 1. At December 31, 2004, the Company had net capital of $301,425, which was $273,218 in excess of its required net capital of $28,207. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 1.40 to 1.

Supplemental Information

ING America Equities, Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004 — Schedule I

Stockholder's equity	$	386,818
Non-allowable assets		
Due from affiliates		59,626
Deferred tax asset		14,796
Other assets		10,971
Total non-allowable assets		85,393
Net capital	$	301,425
Aggregate indebtedness (AI)		
Commissions and concessions payable	$	319,929
Due to affiliates		103,155
Total aggregate indebtedness	$	423,084
Minimum net capital requirement, 6 2/3% of AI	$	28,207
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	273,218
Excess net capital at 1000%, as defined	$	259,117
Ratio of aggregate indebtedness to net capital		1.40 to 1

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing as of December 31, 2004.

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(1) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder and Board of Directors
ING America Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ING America Equities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Atlanta, Georgia
February 15, 2005